August 15, 2019

Barry E. Silbert
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
250 Park Avenue South
New York, New York 10003

       Re: Grayscale Bitcoin Trust (BTC)
           Amendment No. 3 to
           Draft Registration Statement on Form 10-12G
           Response dated August 6, 2019
           CIK No. 0001588489

Dear Mr. Silbert:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 17, 2019 comment letter.

Amendment Number 3 to Draft Registration Statement on Form 10-12G, filed April 12, 2019

Principal Market and Fair Value Determination, page F-8

1. We continue to evaluate your responses to our prior comments 1, 4 and 5 as they relate to your determination of your principal market for Bitcoin, Incidental Rights and IR Virtual
       Currency and may have additional comments.
Incidental Rights and IR Virtual Currency, page F-9

2. We have considered your response to our prior comment 6. It appears that the Prospective
       Abandonment Notice terminates an agreement to provide custodial services. Please
 Barry E. Silbert
Grayscale Bitcoin Trust (BTC)
August 15, 2019
Page 2
         clarify how the termination of a service agreement results in the transfer of ownership that would result in derecognition.
Investment Transactions and Revenue Recognition, page F-9

3. We have considered your response to our prior comment 7. We understand from your response that you have concluded that ASC Topics 350-10-40 and 610-20 apply to the derecognition of your digital assets. Based on this understanding, we are unable to agree with your conclusion that it is appropriate to utilize average cost to calculate the realized gain or loss on the sale of digital assets. Please revise your financial statements to use the specific identification method to determine realized gain or loss.
        You may contact Eric McPhee, Senior Staff Accountant, at 202-551-3693 or Robert
Telewicz, Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at
202-551-7150 or Sonia Gupta Barros, Assistant Director, at 202-551-3655 with any other questions.



                                                                Sincerely,
FirstName LastNameBarry E. Silbert
                                                                Division of
Corporation Finance
Comapany NameGrayscale Bitcoin Trust (BTC)
                                                                Office of Real
Estate and
August 15, 2019 Page 2                                          Commodities
FirstName LastName